March 28, 2019

Via EDGAR

Unites States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Consumer Products,

100 F Street, NE,

Washington, DC 20549-7010.

Attention:	Jim Allegretto, Senior Assistant Chief Accountant Scott Anderegg, Staff Attorney Lilyanna Peyser, Special Counsel Sondra Snyder, Staff Accountant

Re:	Jumia Technologies AG Registration Statement on Form F-1 Submitted on March 12, 2019 File No. 333-230207

Ladies and Gentlemen:

On behalf of our client, Jumia Technologies AG (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 27, 2019, relating to the Company’s Registration Statement on Form F-1 (File No. 333-230207) filed with the Commission on March 12, 2019 (the “Registration Statement”).

Set forth below are the Company’s responses to the Staff’s comments. The responses and information below are based on information provided to us by the Company. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and the Company’s response immediately following each comment.

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

The Company intends to incorporate revisions, to the extent relevant, in an amendment to the Registration Statement to be filed as soon as practicable.

Selected Consolidated Financial and Operating Data

Selected Other Data, page 76

1.

We note you added a non-GAAP financial measure, Platform contribution, which you define as gross profit, less non-platform revenue, less direct fulfillment expense (freight and shipping), which is expense related to the services of third party logistics providers. You state that direct fulfillment expense corresponds to [the line item] fulfillment expense less “other fulfillment expense” which you define as fulfillment expense mainly related to your network of warehouses, including employee benefit expenses. It appears that certain of your fulfillment expenses excluded to arrive at the non-GAAP performance measure Platform contribution may represent normal, recurring, cash operating expenses and also that Platform contribution may represent a tailored performance measure. We note you present and/or discuss Platform contribution throughout your registration statement on pages 76, 77, 80, 81, 85, 90 and 99. Please tell us how you considered the guidance in Questions 100.01 and 100.04 of the Compliance and Disclosure Interpretations on Non- GAAP Financial Measures, effective April 4, 2018 available on our website at https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm in presenting this non- GAAP measure. In your response please tell us the specific nature of all costs included in each of direct fulfillment expense and other fulfillment expense and whether such costs are normal, recurring, cash operating expenses, non-cash expenses or some other type of non-recurring expense.

Response:

To address the Staff’s concerns in an expeditious manner, the Company has revised the Registration Statement to remove platform contribution, while maintaining the discussion of key variable factors that are necessary for an understanding and evaluation of trends relating to its operations, including its losses. Set forth in Annex A are changed pages from the Registration Statement, setting forth the main changes the Company proposes to make to the sections “Selected Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation.” Corresponding changes will be made, to the extent relevant, to other sections of the Registration Statement.

The Company acknowledges that platform contribution excludes recurring cash items below freight and shipping that are necessary to operate its business, however, management believes platform contribution is a measure helpful to investors as it facilitates an understanding and evaluation of trends affecting the Company’s ability to achieve break-even over time. The Company believes that platform contribution is not a tailored performance measure, as it does not involve any individually tailored recognition or measurement method for financial statement line items; rather, it reflects gross profit, less revenue that is unrelated to e-commerce activities and freight and shipping expenses, which is specifically disclosed as a separate component of fulfillment expenses in note 19 to the Company’s financial statements.

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

Revenue, costs of sales and gross profit are directly related to the growth of the Company’s business. However, given that the Company has both first-party retail operations and a third-party marketplace, shifts between first-party and third-party contributions render revenue and cost of sales less useful to analyze its business performance. Accordingly, management steers the Company’s operations not on the basis of revenue, but rather on the basis of gross profit and measures based on gross profit. Below gross profit, the main expense that varies directly with the level of the Company’s business activity is freight and shipping expense, which is dependent on the number of packages shipped. Accordingly, management compares gross profit from platform revenue after freight and shipping to the rest of the Company’s expense items, which are relatively fixed. This comparison allows management to analyze the Company’s unit economics, i.e., the incremental profit generated by an expansion of its business, and the progress towards reaching break-even.

Management’s Discussion and Analysis of Financial Condition and Results of

Operations Critical Accounting Policies and Judgments, page 87

2.	We note your response to comment 6. In order to assist us in understanding and evaluating your response, please provide the following information:

•

Please tell us the number of equity interests utilized at each of May 1, 2018 and December 1, 2018 to derive the corresponding fair value per equity interest used in determining your stock compensation in the disclosures presented in Note 13 on pages F-32 to F-33, based on your estimates of the fair value of Jumia KG at each of those dates. Please provide your computations in your response.

•

Per your response the disclosures and amounts presented in Note 13 related to the number of stock options and participations granted on the May 1, 2018 and December 1, 2018 grant dates do not reflect the roll up and conversion of stock

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

options subsequent to the conversion of Africa Internet Holding GmbH into Jumia Technologies AG. Please supplementally provide us with the impact or anticipated impact of those events on your outstanding share options including the impact on the number of options granted, the number of options outstanding and the exercise price(s).

•

Lastly, please reconcile the fair values per equity interest at each of May 1, 2018 and December 1, 2018 to the mid-point of the estimated IPO price range per share and ADS. We may have further comment after reviewing your response.

Response:

The Company will respond to this comment in a supplemental response.

Signatures, page II-4

3.

Please include the signature of your principal accounting officer or controller. If Mr. Maillet-Mezeray is your principal accounting officer or controller, please include the appropriate title in his signature block. Refer to Form F-1.

Response:

The Company will revise its disclosure to clarify that Mr. Maillet-Mezeray is its principal accounting officer.

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

*        *        *

If you would like to discuss any aspect of this letter or the Registration Statement, please contact the undersigned by phone at +49-69-4272-5525 or by email at czernieckik@sullcrom.com. Please send written correspondence relating to this submission to the undersigned by email.

Very truly yours,

/s/ Krystian Czerniecki
Krystian Czerniecki

cc:	Sacha Poignonnec, Jumia Technologies AG
Jeremy Hodara, Jumia Technologies AG
Oliver Seiler, Latham & Watkins LLP
David Boles, Latham & Watkins LLP

Annex A

Consolidated Statement of Cash Flows For the year ended December 31, 2017 2018 (in millions) (unaudited) Net cash flows used in operating activities €(117.0) €(139.0) $(159.2) Net cash flows used in investing activities. (2.6) (3.6) (4.1) Net cash flows from financing activities    121.6 213.2 244.2 Net increase in cash and cash equivalents . . 2.0 70.6 80.9 Cash and cash equivalents at the beginning of the year . . 29.8 29.7 34.0 Cash and cash equivalents at the end of the year. . . € 29.7 € 100.6 $ 115.2 Selected Other Data(1) As of and for the year ended December 31, 2017 2018 (unaudited, in millions) Active Consumers . . 2.7 4.0 GMV .. € 507.1 € 828.2 $ 948.8 › Adjusted EBITDA . €(126.8) €(150.1) $(172.0) (1) See the definitions of key performance indicators in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators.” › We define Adjusted EBITDA as loss for the year adjusted for income tax expense, finance income, finance costs, depreciation and amortization and further adjusted by share-based payment expense. Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to loss for the year, loss before income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure , together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. › Management uses Adjusted EBITDA: • as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations; • for planning purposes, including the preparation of our internal annual operating budget and financial projections; • to evaluate the performance and effectiveness of our strategic initiatives; and • to evaluate our capacity to expand our business. 80 retain commissions based on the value of goods and services that such third parties sell to consumers via our marketplace, net of cancellations and returns. We also directly offer and sell goods in selected categories where we see unmet demand or the need to better control the consumer experience. On these first-party sales, we record the full sales price net of returns as revenue and earn a gross margin equal to the difference between the sales price and cost of goods sold. Our revenue was €130.6 million in 2018, up from €94.0 million in 2017. › Our gross profit increased by 62.1% from €28.2 million in 2017 to €45.7 million in 2018. Our gross profit less freight and shipping expense, a predominantly variable expense attributable to the delivery of orders, has been showing an improving trend and was positive in both 2017 and 2018, demonstrating our core unit economics as well as the benefits of our increasing scale . In addition, in Nigeria, which is our largest and most mature geographic market, our gross profit less fulfillment expense was positive 0.9% of GMV in the second half of 2018, up from negative 2.0% during the same period in 2017, demonstrating the operating leverage of our overall logistics platform. Our consolidated operating loss increased from €154.7 million in 2017 to €169.7 million in 2018, and our consolidated loss for the year increased from €165.4 million in 2017 to €170.4 million in 2018. As a percentage of GMV, our consolidated loss for the year decreased from negative 32.6% in 2017 to negative 20.6% in 2018. Our Revenue Model GMV is the primary driver of our revenue, as the vast majority of our revenue is a function of our overall GMV net of cancellations and returns. We currently generate revenue primarily from the following sources: • Commissions, where third-party sellers pay us fees based on the value of the goods and services they sell to consumers via our marketplace, net of cancellations and returns. Usually, these fees are a percentage of the value of the transaction. The percentage varies by goods or service category and region. We refer to the sales producing these commissions as third-party sales. • Sales of goods, where we act directly as the seller. For various reasons, we sometimes decide to sell goods directly, such as when sellers cannot meet our consumers’ demand. We refer to these sales as first-party sales. • Fulfillment, where we charge certain fees for delivery of goods purchased on our marketplace. • Marketing, where we provide certain marketing and advertising services to drive increased visibility and additional business. • Other services, where we provide other services such as logistics services and packaging of products ahead of shipment to our marketplace sellers. We refer to these services for marketplace sellers as value-added services. Revenue from other services also includes revenue from providing technology services to third parties, rental income from subletting office or warehouse space to third parties and other revenue not directly related to our platform. We refer to revenue from these sources as “nonplatform revenue.” 84

Going forward, we see leverage to improve our cohorts by increasing the depth of our offering, strengthening our brand awareness, introducing product or service categories that lead to repeat purchases, such as airtime recharge, and launching subscription-based plans.

We engage in sales and advertising activities in order to attract additional consumers and engage with existing consumers. We monitor the effectiveness of our sales and advertising activities by using a number of measures, which include the following:

	For the year ended December 31,	
	2017	2018
	(unaudited)	
Sales and advertising expense as a percentage of GMV	7.5%	5.7%
Sales and advertising expense per Active Consumer	€14.0	€12.0

Going forward, we expect that brand awareness, attractiveness of our marketplace to consumers, the comfort level of African consumers with e-commerce and effectiveness of our sales and advertising campaigns will increase, which will lead to an increase of the number of Active Consumers on our platform, as well as the efficiency of our sales and advertising investments. Market saturation and an increase in competition may, however, have an offsetting effect.

Payment method and return rate

The ability for consumers to pay cash on delivery is an important feature of our platform, in particular for new consumers who are transacting online for the first time. In case of cash on delivery, the consumer needs to be present at the time of the delivery to pay for the order. While we are constantly improving our operations to make delivery schedules more convenient and predictable, some consumers are not present at the time of the delivery attempt, which means that cash on delivery results in a significantly higher portion of returns than other delivery options. These returns are driving higher fulfillment costs, higher costs of operations for our sellers and lower monetization for us as we are not able to collect commissions for such returns. In comparison, orders that are "pre-paid" electronically tend to drive much lower returns than cash on delivery and, accordingly, lower fulfillment costs, lower costs of operations for our sellers and higher monetization for us.

In order to increase the share of transactions paid online, among other reasons, we have launched our own online payment service, JumiaPay. Introduced in four markets, including Nigeria in 2016 and Egypt in 2018, JumiaPay has been rapidly adopted by consumers. In the fourth quarter of 2018, 54% of orders placed on our platform in Nigeria and Egypt were completed using JumiaPay, with the remainder mostly completed using cash on delivery. Going forward, we intend to continue to drive the adoption of online payments on our marketplace by making our payment platform more attractive to consumers and educating them on the various benefits of using online payment instead of cash on delivery.

Efficiency of our fulfillment operations

With Jumia Logistics, we have built an innovative logistics and delivery ecosystem that we believe is the leading e-commerce and express delivery service in Africa. We generate revenue from our fulfillment services mainly through delivery charges charged to our consumers and to our sellers. We incur fulfillment expense mainly for third-party logistics providers and for our network of warehouses, where we provide storage services to our sellers, inbound and outbound logistics services and control and consolidate packages.

Our fulfillment expense can be significantly influenced by a number of factors:

- geographical mix of transactions: for example, the cost of shipping a package to a main urban center is lower than to a remote rural area;

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• the volume of packages: for example, logistics operations typically become more efficient with additional scale; • the type of goods ordered: for example, the cost of delivery is higher for a large appliance than for a small fashion item; • the type of delivery: the cost of delivery to an address indicated by the consumer is typically higher than for delivery to a pick-up station; or • the payment method: for example, we need on average more delivery attempts and have a lower delivery success rate for orders paid in cash on delivery than for orders prepaid online, which have a 95% delivery success rate (as of December 2018). Our fulfillment expense consists of expense related to the services of third-party logistics providers, which we refer to as freight and shipping , and expense mainly related to our network of warehouses, including employee benefit expense, which we refer to as fulfillment expense other than freight and shipping. Freight and shipping is essentially a function of the number of packages handled and delivered by our thirdparty logistics providers. We have been able to generate certain economies of scale, as third-party logistics providers are typically prepared to offer us more advantageous conditions as our business volume with them increases. Increasing cross-border sales, for which we incur significant freight and shipping expense, may have an offsetting effect. Fulfillment expense other than freight and shipping is by its nature less variable. Freight and shipping increased from €15.1 million in 2017 to €29.9 million in 2018, while fulfillment expense other than freight and shipping remained nearly constant at €19.3 million in 2017 and €20.5 million in 2018. On a consolidated basis, we are currently not profitable on the basis of gross profit less fulfillment expense. Gross profit less fulfillment expense as a percentage of GMV showed a positive trend from negative 1.2% in 2017 to negative 0.6% in 2018. As we grow, we expect this trend to continue, allowing us to cover our total fulfillment expense in the medium term. In our largest and most mature geographic market, Nigeria, we broke even on the basis of gross profit less fulfillment expense in the second half of 2018, increasing gross profit less fulfillment expense as a percentage of GMV from negative 2.0% in the second half of 2017 to positive 0.9% in the second half of 2018. Technology and data We continuously invest in our technology and data collection and analytics capabilities. We operate our technology center in Porto, Portugal, which provides the centralized and harmonized technology backbone for our operations across our six regions. Our research and development activities focus on the production, maintenance and operation of new and existing goods and services. We see our technology and content expense as an investment in future growth and seller and consumer experience and satisfaction. Going forward, we intend to maintain or increase our investments into our technology and data capabilities. As a percentage of GMV, we expect our technology and content expense to decline as our business continues to grow. Ability to scale our business with our current structure We monitor the development of our general and administrative expense excluding share-based payment expense based on the ratio of general and administrative expense to GMV. In the short term, this ratio may increase, as we incur additional administrative costs related to this offering and being a public company. In the medium- to long-term, we expect this ratio, however, to follow a declining trend. Seasonality Our business is seasonal and, consequently, our GMV and revenue tend to fluctuate from quarter to quarter. For example, we consider the fourth quarter as especially important for generating revenue. In addition, certain 89

The increase in GMV led to an increase in revenue by 38.9% from €94.0 million in 2017 to €130.6 million in 2018. The following table shows a breakdown of our revenue in 2017 and 2018 by source:

	For the year ended December 31,					
	2017		2018			
	(in millions)		(in millions)		(in millions) (unaudited)	
Revenue related to first-party sales						
Sales of goods	€68.2	72%	€ 81.6	63%	$ 93.5	63%
Revenue related to third-party sales						
Commissions	11.5	12	15.6	12	17.9	12
Fulfillment	6.3	7	15.0	11	17.2	11
Marketing	1.7	2	2.3	2	2.6	2
Other services – value-added services(1)	1.9	2	14.5	11	16.6	11
Total revenue related to third-party sales(1)	21.4	23	47.4	36	54.3	36
Platform revenue	89.6	95	129.0	99	147.8	99
Non-platform revenue						
Other services – non-platform revenue(1)	4.4	5	1.6	1	1.8	1
Total	**€94.0**	**100%**	**€130.6**	**100%**	**$149.6**	**100%**

(1) Unaudited.

Platform revenue increased by 44.0% from €89.6 million in 2017 to €129.0 million in 2018, due to increasing contributions related to both third-party and first-party sales. Commissions from third-party sales together with revenue from fulfillment, marketing and value-added services contributed €21.4 million to revenue in 2017 and €47.4 million in 2018, corresponding to an increase of 121.5%. This strong increase reflected both a 72.5% increase in third-party sale orders and the impact of initiatives to increase the monetization of value-added services. Contributions from sales of goods, i.e., revenue from first-party sales, increased from €68.2 million in 2017 to €81.6 million in 2018. On a constant currency basis, revenue increased by 46.2% from €94.0 million in 2017 to €137.4 million in 2018.

Cost of Revenue

Cost of revenue increased by 28.9% from €65.8 million in 2017 to €84.8 million in 2018. Cost of revenue primarily includes the purchase price of consumer products sold in first-party sales. Certain expenses associated with third-party sales, such as compensation paid to sellers for lost, damaged or late delivery items are also included in cost of revenue. Cost of revenue increased largely in line with the increase in first-party and third-party sales. On a constant currency basis, cost of revenue increased by 35.0% from €65.8 million in 2017 to €88.8 million in 2018.

Gross Profit

Gross profit increased by 62.1% from €28.2 million in 2017 to €45.7 million in 2018, primarily due to initiatives to increase the monetization of value-added services, which led to an increase in gross profit from third-party sales as a percentage of GMV. Contributions from first-party sales increased only slightly, as product mix effects led to a slight decrease in gross profit from first-party sales as a percentage of GMV. Overall, gross profit as a percentage of GMV remained nearly constant at 5.6% in 2017 and 5.5% in 2018.

Fulfillment Expense

Fulfillment expense increased by 46.8% from €34.4 million in 2017 to €50.5 million in 2018, primarily due to an increase in freight and shipping from €15.1 million in 2017 to €29.9 million in 2018, resulting from an

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increase in the number of orders sold and an increase in cross-border sales. Higher delivery success rates driven by an increase in the adoption of JumiaPay contributed to efficiency improvements. Fulfillment expense other than freight and shipping increased from €19.3 million in 2017 to €20.5 million in 2018, demonstrating our ability to scale our operations using our existing logistics infrastructure. In addition, we benefited from data and technology driven improvements in our fulfillment operations. › Sales and Advertising Expense Sales and advertising expense increased by 25.3% from €37.9 million in 2017 to €47.5 million in 2018, primarily due to an increase in marketing activity and an increase in the fees and commissions to sales consultants, i.e., commissions paid to JForce consultants. As a percentage of GMV, sales and advertising expense decreased from 7.5% in 2017 to 5.7% in 2018, reflecting an improvement of marketing efficiency driven by increasing brand awareness and increased use of data as well as an increase in organic traffic driven by an increase of product assortment available on our platform and price attractiveness. Technology and Content Expense Technology and content expense increased by 8.7% from €20.6 million in 2017 to €22.4 million in 2018, primarily due to technology infrastructure costs and technology license and maintenance fees. This development was mainly driven by an increase in hosting and server costs due to higher traffic on our platform. As a percentage of GMV, technology and content expenses decreased from 4.1% in 2017 to 2.7% in 2018. General and Administrative Expense General and administrative expense increased by 6.5% from €89.1 million in 2017 to €94.9 million in 2018, primarily due to an increase in audit, legal and other advisory fees, which was in part related to preparations for this offering. Higher rental expenses and office costs also contributed to the increase in general and administrative expense, which were partially offset by a decrease in share-based payment expense. As a percentage of GMV, general and administrative expense improved from 12.4% in 2017 to 11.5% in 2018, reflecting economies of scale and increased process automation. Other Operating Income and Expense Other operating income decreased by 84.6% from €1.3 million in 2017 to €0.2 million in 2018, and other operating expense decreased by 86.4% from €2.2 million in 2017 to €0.3 million in 2018. Operating Loss Operating loss increased by 9.7% from €154.7 million in 2017 to €169.7 million in 2018. Adjusting our operating loss for depreciation and amortization and share-based payment expense, our Adjusted EBITDA loss increased by 18.4% from €126.8 million in 2017 to €150.1 million in 2018, as an increase in gross profit was more than offset by higher fulfillment expense and adjusted general and administrative expense. As a percentage of GMV, Adjusted EBITDA improved from negative 25.0% in 2017 to negative 18.1% in 2018, demonstrating our increasing scale and operating leverage. Finance Income Finance income decreased by 30.4% from €2.3 million in 2017 to €1.6 million in 2018, primarily due to a decrease of foreign exchange gains. Finance Costs Finance costs decreased by 13.3% from €1.5 million in 2017 to €1.3 million in 2018, primarily due to a decrease in foreign exchange losses. This decrease was, however, partially offset by an increase in interest charges on loans. 94